Exhibit 99.36

QuadraFNX	Franco-Nevada
MINING LTD

Quadra FNX Completes Sale of Gold Wheaton Shares to Franco-Nevada for C$262 Million

This press release contains forward-looking statements. Reference should be made to the
 “Cautionary Statements on Forward-looking Information” at the end of this press release.

VANCOUVER and TORONTO, January 5, 2011 — Further to their press release dated December 22, 2010, Quadra FNX Mining Ltd. (TSX — QUX) (“Quadra FNX”) and Franco-Nevada Corporation (TSX — FNV) (“Franco-Nevada”) announced today that Quadra FNX has completed the sale of its 56,464,126 common shares of Gold Wheaton Gold Corp. (“Gold Wheaton”) to Franco-Nevada for aggregate gross proceeds of C$262,558,185 or C$4.65 per share. Further to their press release dated December 13, 2010, Franco-Nevada and Gold Wheaton are in the process of negotiating and finalizing a definitive arrangement agreement pursuant to which Franco-Nevada would acquire the issued Gold Wheaton common shares that it does not already own. The consideration in that transaction is valued at C$5.20 per share. If the transaction is completed on these terms, Quadra FNX’s former Gold Wheaton shareholdings will be topped up to $5.20 per share for a total cash consideration of approximately C$293 million.

About Quadra FNX

Quadra FNX Mining Ltd. is a leading mid-tier copper mining company with corporate offices in Vancouver, B.C. and Toronto, Ontario. Quadra FNX produces copper, gold and platinum group metals from its operating mines: Robinson in Nevada, Carlota in Arizona, Franke in northern Chile, Levack, which includes Morrison, Podolsky and McCreedy West in Sudbury, Ontario. Quadra FNX possesses several advanced development projects, including the Sierra Gorda copper-molybdenum project in Chile and the Victoria project, an advanced exploration project, in Sudbury. Quadra FNX employs approximately 1,700 people in North and South America.

About Franco-Nevada

Franco-Nevada Corporation (TSX — FNV) is a gold-focused royalty company with additional interests in platinum group metals, oil and gas and other assets. Its portfolio of high-margin cash flow producing assets is located principally in the United States, Canada and Mexico. Franco-Nevada also holds a pipeline of potential future cash flowing assets that are being developed, permitted or explored.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION: Certain information contained in this press release, including any information as to future financial or operating performance and other statements that express expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “plans”, “estimate”, “expect”, “expects”, “expected” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The companies caution the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: negotiation and finalization of definitive documentation for the Franco-Nevada / Gold Wheaton transaction and related necessary regulatory, security holder and court approvals. The forward-looking statements contained in this press release are based upon assumptions the companies believe to be reasonable, including, without limitation, any factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” sections of the companies’ most recent Annual Information Forms filed with the Canadian securities regulatory authorities on www.sedar.com, as well as the companies’ annual and interim MD&As. The forward-looking statements herein are made as of the date of this press release only and the companies do not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

For more information on Franco-Nevada, please go to our website at www.franco-nevada.com or contact:
David Harquail	Paul Brink
President & CEO	SVP Business Development
416-306-6300	416-306-6300

For more information on Quadra FNX, please go to our website at www.quadrafnx.com or contact:
Don MacDonald	Nawojka Wachowiak
Chief Financial Officer	VP, Investor Relations
604-689-8550	416-642-9209